Exhibit 99.2
Home Inns Announces Signing of Definitive Agreement
for $50 million Funding Transaction
Shanghai, May 7, 2009 - Home Inns & Hotels Management Inc. (NASDAQ: HMIN, the “Company”) announced today that it has entered into a definitive purchase agreement (the “Agreement”) to issue $50 million in equity, or 7,514,503 ordinary shares, to Ctrip.com International, Ltd. (“Ctrip”) through a private placement. The purchase price per ordinary share is set at $6.6538, or $13.3076 per American Depository Share (“ADS”; each ADS equals two ordinary shares), calculated as the average of the closing prices for the Company’s American depository shares on Nasdaq for each trading day within the 30 calendar days preceding the Agreement date, i.e., within the 30 calendar days from and including April 7, 2009 up to and including May 6, 2009.
This transaction will increase Ctrip’s ownership in the Company by 9.52% to a total of 18.25% of the Company’s aggregate basic shares outstanding. Prior to the transaction, Ctrip held 3,443,131 ADSs, representing 6,886,262 ordinary shares of the Company.
The transaction is expected to close on or before May 21, 2009, subject to customary closing conditions. The Company will receive $20 million at closing and the remaining $30 million within 30 days of closing. The funds will be used for general corporate purposes.
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
FD Beijing
Peter Schmidt
Tel: +86-10-8591-1953
Email: peter.schmidt@fd.com